UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2019
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ⌧            Form 40-F  ◻
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated October 18, 2019, announcing the date for the Company's Annual General Meeting of Shareholders.
Attached as Exhibit 2 is the notice of the Annual General Meeting, the Proxy Statement and the Proxy Card for the Annual General Meeting of Shareholders of the Company, which will be held on November 20, 2019.

This Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-228603), filed with the U.S. Securities and Exchange Commission with an effective date of February 20, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: October 18, 2019	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

EXHIBIT 1

Nordic American Tankers Limited (NYSE:NAT) Announces the Date for its 2019 Annual General Meeting of Shareholders
Hamilton, Bermuda, October 18, 2019.
Nordic American Tankers Limited (the "Company") (NYSE: NAT) today announced that its Board of Directors (the “Board”) has scheduled the Company’s 2019 Annual General Meeting of Shareholders (the “Meeting”), to be held on November 20, 2019 at 10:00 a.m., local time, at the LOM Building, 27 Reid Street, Hamilton HM 11 Bermuda. The Board has set a record date of October 8, 2019 for the determination of the Company’s shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof.
The Company’s Notice of the Meeting and Proxy Statement were furnished to the Securities and Exchange Commission (the “Commission”) on October 18, 2019 and can be found on the Commission’s website at www.sec.gov. The Notice of the Meeting and Proxy Statement may also be found on the Company’s website at www.nat.bm.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

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Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to piracy, accidents or political events, vessels breakdowns and instances of off-hire, failure on the part of a seller to complete a sale to us and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contacts:

Herbjørn Hansson, Chairman, President & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91

Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91

Gary J. Wolfe
Seward & Kissel LLP, New York, USA
Tel: +1 212 574 1223

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EXHIBIT 2

Nordic American Tankers Limited
October 17, 2019
TO THE SHAREHOLDERS OF NORDIC AMERICAN TANKERS LIMITED
Enclosed is a Notice of the Annual General Meeting of Shareholders of Nordic American Tankers Limited (the “Company”) and related materials.  The Annual General Meeting will be held at the LOM Building, 27 Reid Street, Hamilton HM 11 Bermuda on November 20, 2019, at 10:00 a.m. local time (the “Meeting”).
At the Meeting, the shareholders of the Company will consider and vote upon proposals:
1.	To elect a total of six directors to serve until the next Annual General Meeting of Shareholders, (“Proposal One”);
2.	To approve the appointment of KPMG AS as the Company’s independent auditors until the close of the next Annual General Meeting of Shareholders (“Proposal Two”);
3.
To approve the reduction of the Company's share premium account by approximately $103.3 million, as of approximately December 7, 2019, which is the amount paid up in excess of the aggregate par value of the outstanding common shares, par value $0.01 per share, of the Company (“Proposal Three”); and

4.	To lay before the shareholders the Company’s audited financial statements for the year-ended December 31, 2018; and
5.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
Approval of Proposals One, Two and Three requires the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy. We urge you to vote in favor of all of the Proposals.
You are cordially invited to attend the Meeting in person.  If you attend the Meeting, you may revoke your proxy and vote your shares in person.
The Company’s 2018 Annual Report is available on the Company’s website at www.nat.bm.  Any shareholder may receive a hard copy of the Company’s 2018 Annual Report free of charge upon request.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL.  IF YOU DECIDE TO ATTEND THE MEETING IN PERSON, YOU WILL BE ABLE TO REVOKE YOUR PROXY AND VOTE IN PERSON.

ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

Very truly yours, Herbjørn Hansson Chairman, Chief Executive Officer and President

NORDIC AMERICAN TANKERS LIMITED
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD NOVEMBER 20, 2019

NOTICE IS HEREBY given that the Annual General Meeting of Shareholders (the “Meeting”) of Nordic American Tankers Limited (the “Company”) will be held on November 20, 2019 at 10:00 a.m. local time at the LOM Building, 27 Reid Street, Hamilton HM 11 Bermuda, for the following purposes, of which items 1, 2, 3 and 4 are more completely set forth in the accompanying Proxy Statement:
1.	To elect a total of six directors to serve until the next Annual General Meeting of Shareholders (“Proposal One”);
2.	To approve the appointment of KPMG AS as the Company’s independent auditors until the close of the next Annual General Meeting of Shareholders (“Proposal Two”);
3.
To approve the reduction of the Company's share premium account by approximately $103.3 million, as of approximately December 7, 2019, which is the amount paid up in excess of the aggregate par value of the outstanding common shares, par value $0.01 per share, of the Company (“Proposal Three”);

4.	To lay before the shareholders the Company’s audited financial statements for the year-ended December 31, 2018; and
5.	To transact other such business as may properly come before the Meeting or any adjournment thereof.
The Company’s board of directors has fixed the close of business on October 8, 2019 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment or postponement thereof.
All shareholders must present a form of personal photo identification in order to be admitted to the Meeting.  In addition, if your shares are held in the name of your broker, bank, or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank, or other nominee indicating that you were the owner of the shares on October 8, 2019, the record date of the Meeting.
WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE MEETING. ACCORDINGLY, IF YOU HAVE ELECTED TO RECEIVE YOUR PROXY MATERIALS BY MAIL, PLEASE DATE, SIGN AND RETURN THE PROXY CARD. IF YOU RECEIVED YOUR PROXY MATERIALS OVER THE INTERNET, PLEASE VOTE BY INTERNET OR BY TELEPHONE IN ACCORDANCE WITH THE INSTRUCTIONS PROVIDED IN THE NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS THAT YOU WILL RECEIVE IN THE MAIL.  IF YOU DECIDE TO ATTEND THE MEETING IN PERSON, YOU WILL BE ABLE TO REVOKE YOUR PROXY AND VOTE IN PERSON.
ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

By Order Of The Board Of Directors Bjørn Giaever Secretary

October 17, 2019
Hamilton, Bermuda

NORDIC AMERICAN TANKERS LIMITED

______________________

PROXY STATEMENT
FOR
ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 20, 2019
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING
GENERAL
The enclosed proxy is solicited on behalf of the board of directors (the “Board” or the “Directors”) of Nordic American Tankers Limited, a Bermuda company (the “Company”), for use at the Company’s Annual General Meeting of Shareholders to be held at the LOM Building, 27 Reid Street, Hamilton HM 11 Bermuda, on November 20, 2019 at 10:00 a.m. local time, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.
VOTING RIGHTS AND OUTSTANDING SHARES
On October 8, 2019 (the “Record Date”), the Company had issued and outstanding 142,608,016 common shares, par value $0.01 per share (the “Common Shares”).  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held.  One or more shareholders representing at least one-third of the total voting rights of the Company present in person or by proxy at the Meeting shall constitute a quorum for the purposes of the Meeting.  The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.
The Common Shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “NAT.”
REVOCABILITY OF PROXIES
A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, LOM Building, 27 Reid Street, Hamilton, Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE
ELECTION OF DIRECTORS
The Company currently has five (5) Directors but the Directors have authorized the expansion of the Board from five (5) to six (6) Directors.  As provided in the Company's Bye-laws, each Director serves a one-year term and shall hold office until his successor is elected or appointed or until his earlier resignation or removal.  The terms of the Directors expire at the Meeting. The Board has nominated the six persons listed below for election as Directors at the Meeting.
Set forth below is information concerning each nominee for Director.
Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the six nominees.  It is expected that each of these nominees listed below will be able to serve, but if before the election it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board may recommend.
Nominees For Election To The Company's Board Of Directors
Information concerning the nominees for Director is set forth below:
Name	Age	Position
Herbjørn Hansson	71	Chairman, Chief Executive Officer, President and Director
Andreas Ove Ugland	64	Vice Chairman, Director and Audit Committee Chairman
Jim Kelly	65	Director and Audit Committee Member
Dave Workman	58	Director
Richard H. K. Vietor	73	Director
Alexander Hansson	37	Independent Businessman

The biographies of the Company’s present Directors and Officers are as follows:

Herbjørn Hansson earned his M.B.A. at the Norwegian School of Economics and Business Administration and attended Harvard Business School. In 1974 he was employed by the Norwegian Shipowners' Association. In the period from 1975 to 1980, he was Chief Economist and Research Manager of INTERTANKO, an industry association whose members control about 70% of the world's independently owned tanker fleet, excluding state owned and oil company fleets. During the 1980s, he was Chief Financial Officer of Kosmos/Anders Jahre, at the time one of the largest Norwegian based shipping and industry groups. In 1989, Mr. Hansson founded Ugland Nordic Shipping AS, or UNS, which became one of the world's largest owners of specialized shuttle tankers. He served as Chairman in the first phase and as Chief Executive Officer as from 1993 to 2001 when UNS, under his management, was sold to Teekay Shipping Corporation, or Teekay, for an enterprise value of $780.0 million. He continued to work with Teekay, recently as Vice Chairman of Teekay Norway AS, until he started working full-time for the Company on September 1, 2004. Mr. Hansson is the founder and has been Chairman and Chief Executive Officer of the Company since its establishment in 1995. He also has been a member of various governing bodies of companies within shipping, insurance, banking, manufacturing, national/international shipping agencies including classification societies and protection and indemnity associations. Mr. Hansson is fluent in Norwegian and English, and has a command of German and French for conversational purposes.

Andreas Ove Ugland has been a director of the Company since 1997. Mr. Ugland has also served as director and Chairman of Ugland International Holding plc, a shipping/transport company listed on the London Stock Exchange; Andreas Ugland & Sons AS, Grimstad, Norway, Høegh Ugland Autoliners AS, Oslo and Buld Associates Inc., Bermuda. Mr. Ugland has spent his whole career in shipping in the Ugland family owned shipping group. Mr. Ugland is Chairman of our Audit Committee.

Jim Kelly has been a director of the Company since June 2010. Mr. Kelly has worked for Time Inc., the world's largest magazine publisher, since 1978. He served as Foreign Editor during the fall of the Soviet Union and the first Gulf War, and was named Deputy Managing Editor in 1996. In 2001, Mr. Kelly became the magazine's managing editor, and during his tenure the magazine won a record four National Magazine awards. In 2004, Time Magazine received its first EMMA for its contribution to the ABC News Series "Iraq: Where Things Stand." In late 2006, Mr. Kelly became the managing editor of all of Time Inc., helping supervise the work of more than 2,000 journalists working at 125 titles, including Fortune, Money, Sports Illustrated and People. Since 2009, Mr. Kelly has worked as a consultant at Bloomberg LP and taught at Princeton and Columbia Universities. Jim Kelly was elected as member of our Audit Committee in February, 2012.

Dave Workman has served as Hermitage Offshore Services Ltd.’s Class A Director since December 2013. Mr. Workman was Chief Operating Officer and member of the Supervisory Board of Stork Technical Services, or STS, guided, as Chief Executive Officer, the sale of the RBG Offshore Services Group into the STS group in 2011. Mr. Workman has 30 years of broad experience in the offshore sector ranging from drilling operations/field development through production operations and project management. He has worked with a wide variety of exploration and production companies in the sector and has balanced this with exposure to the service sector, working with management companies. As part of his experience with these different companies, he has had extensive exposure to the North Sea market. Mr. Workman graduated from Imperial College London in 1983 with a Masters in Petroleum Engineering and spent his early years as a Drilling/Production Operations Engineer with BP. In 1987 he joined Hamilton Brothers Oil and Gas who were early adopters of floating production systems. In 1993 he joined Kerr McGee as an operations manager for the Tentech 850 designed Gryphon FPSO, the first permanently moored FPSO in the North Sea. In 1996, Mr. Workman established the service company Atlantic Floating Production, which went on to become the management contractor and duty holder on the John Fredriksen owned Northern Producer and on the Petroleum Geo-Services (PGS) owned Banff FPF. In 2003, Mr. Workman was instrumental in founding Tuscan Energy which went on to redevelop the abandoned Argyll Field in the UK Continental Shelf. In 2009, Mr. Workman was appointed as Chief Executive Officer of STS in 2011.

Richard H. K. Vietor has been a director of the Company since July 2007. Dr. Vietor is the Baker Foundation Professor of Business Administration at Harvard Business School where he teaches courses on the regulation of business and the international political economy.  He was appointed Professor in 1984.  Before commencing his position at Harvard Business School in 1978, Dr. Vietor held faculty appointments at Virginia Polytechnic Institute and the University of Missouri.  He received a B.A. in economics from Union College in 1967, an M.A. in history from Hofstra University in 1971, and a Ph.D. from the University of Pittsburgh in 1975.

Alexander Hansson is an investor in various markets globally and has made several successful investments in both listed and privately held companies. Mr. Hansson is the son of the Company’s Chairman and Chief Executive Officer and he has built a network over the last 20 years in the shipping and finance sector. He has operated shipping and trading offices in London and Monaco. He studied at EBS Regents College in London, United Kingdom.

Bjørn Giaever, Chief Financial Officer and Secretary

Bjorn Giaever joined the Company as Chief Financial Officer and Secretary on October 16, 2017. Mr. Giaever has over 20 years of experience in the shipping & offshore industry, holding key roles in corporate finance and equity research. He joined the Company from Fearnley Securities AS, where he served as partner and director in the Corporate Finance division. From 2006 to 2010, Mr. Giaever served as a senior corporate advisor in the John Fredriksen group in London. In addition, Mr. Giaever has been a top rated Shipping Analyst at DNB Markets and partner at Inge Steensland AS, specializing in gas and maritime matters. Mr. Giaever holds a BSc in business and economics.

Audit Committee.  In accordance with the rules of the NYSE, the Board has established an Audit Committee, consisting of two independent Directors.  The members of the Audit Committee are Andreas Ove Ugland, who serves as Audit Committee Chairman, and Jim Kelly.
Executive Officers.  Mr. Hansson serves as the Company’s President, Chairman, and Chief Executive Officer.  Bjørn Giaver is the Company’s Chief Financial Officer and Secretary.
Required Vote.  Approval of Proposal One requires the affirmative vote of a majority of the votes cast at the Meeting.
Effect of abstentions.  Abstentions will not affect the vote on Proposal One.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for approval at the Meeting of the appointment of KPMG AS as the Company's independent auditors for the ensuing year until the close of the next Annual General Meeting of Shareholders.  The Board will also lay before the Meeting the Company's audited financial statements for the year ended December 31, 2018.  These financial statements are included in the Company's 2018 Annual Report which is available on the Company’s website at www.nat.bm.  Any shareholder may receive a hard copy of the Company’s 2018 Annual Report free of charge upon request.
KPMG AS has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years.
All services rendered by the independent auditors are subject to review by the Audit Committee.
Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.
Effect of abstentions.  Abstentions will not affect the vote on Proposal Two.
THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF KPMG AS AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE ENSUING YEAR UNTIL THE CLOSE OF THE NEXT ANNUAL GENERAL MEETING.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

REDUCTION OF SHARE PREMIUM

The Board is submitting for approval at the Meeting the reduction on approximately December 7, 2019 of the entirety of the Company's share premium account, being approximately $103.3 million, to zero.  Share premium is the amount of paid in share capital which exceeds the aggregate par value of the outstanding common shares, par value $0.01 per share. The reason for the reduction is primarily to increase the ability of the Company to declare and distribute dividends and distributions to the Company's shareholders. The reduction in share premium will not result in a distribution to shareholders but rather, the surplus resulting from such reduction will be credited to the Company's contributed surplus account.

Currently, the Company's aggregate share capital represented by the Company's outstanding common shares is $1,426,080.16 based on the aggregate par value of the Company's 142,608,016 issued common shares having a par value of $0.01 each. The share premium of the Company is currently approximately $103.3 million based on the excess of the price paid by shareholders for the Company's common shares over their aggregate par value.

Our dividend policy is to declare quarterly dividends and/or distributions (collectively referred to here as “Dividends”) to shareholders, as the Board of Directors may from time to time determine, taking into account contingent liabilities, the terms of our credit facility, our other cash needs and the requirements of Bermuda law. However, if we declare a Dividend in respect of a quarter in which an equity issuance has taken place, we calculate the Dividend per share as our net operating cash flow for the quarter (after taking into account the factors described above) divided by the weighted average number of shares over that quarter. Net operating cash flow represents net income plus depreciation and non-cash administrative charges. The Dividend paid is the calculated Dividend per share multiplied by the number of shares outstanding at the end of the quarter.

Under Bermuda law, we may not declare or pay Dividends if there are reasonable grounds for believing that (1) we are, or would after the payment be, unable to pay our liabilities as they become due or (2) the realizable value of our assets would thereby be less than the sum of our liabilities.

Since our inception, we have issued shares at various times in excess of such shares' par value. This excess constitutes our share premium. Share premium is not available for payment of dividends under Bermuda law.

Under Bermuda law, the Company if authorized in a general meeting may, subject to any order made by the Minister of Economic Development of Bermuda and to its Memorandum of Association and Bye-Laws, either with or without extinguishing or reducing the liability of any of its shares and either with or without reducing the number of shares, reduce any paid up capital that is in excess of the requirements of the Company. The Company's Bye-laws provide that, subject to the Bermuda Companies Act 1981, as amended from time to time (the “Companies Act”), the Company may by resolution authorize the reduction of its issued share capital or any share premium account in any manner.

The reduction in share premium will give our Board greater flexibility to declare Dividends to our shareholders. Specifically, the reduction in share capital will enable our Board of Directors to declare a Dividend, when the Company is solvent, and would not be rendered insolvent upon payment of the Dividend, and has available cash to distribute, so long as the realizable value of the Company's assets exceeds its liabilities.

The Company is required, in order to effectuate such reduction to cause a notice to be published in an appointed newspaper stating the amount of the share premium as last previously determined by the Company, the amount to which the share premium is to be reduced, and the date as from which the reduction is to have effect. The notice is required to be published not more than thirty days and not less than fifteen days prior to the date on which the reduction is to have effect and is intended to be published on or about November 22, 2019. The Company may only effect such reduction if there are reasonable grounds for believing that the Company is, or after the reduction would be, able to pay its liabilities as they become due.

Within 30 days after the date such reduction of the share premium account is effective the Company, as required by Bermuda law, will file a memorandum, with a copy of the notice, in the office of the Bermuda Registrar of Companies (“Registrar”) notifying the Registrar of compliance with the Companies Act.

Required Vote. Approval of Proposal Three will require the affirmative vote of a majority of the votes cast at the Meeting, either in person or by proxy.

Effect of abstentions. Abstentions will not affect the vote on Proposal Three.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE REDUCTION OF SHARE PREMIUM. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.  The Board has retained Okapi Partners LLC as proxy solicitor in connection with the Meeting.  If you have any questions or need assistance in voting your proxy, please contact Okapi Partners at the toll-free number or email address listed below.
Okapi Partners LLC
437 Madison Avenue, 28th Floor
New York, NY 10022
(212) 297-0720
Toll Free:  (877) 274-8654
info@okapipartners.com

OTHER MATTERS
No other matters are expected to be presented for action at the Meeting.
By Order of the Directors Bjørn Giaever Secretary

October 17, 2019
Hamilton, Bermuda

Investor Address Line 1
Investor Address Line 2
Investor Address Line 3
Investor Address Line 4
Investor Address Line 5
John Sample
1234 ANYWHERE STREET
ANY CITY, ON A1A 1A1

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VOTE BY INTERNET - www.proxyvote.com

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on November 19, 2019. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903

Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on November 19, 2019. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

CONTROL # → 0000000000000000

NAME	SHARES
THE COMPANY NAME INC. - COMMON	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS A	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS B	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS C	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS D	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS E	123,456,789,012.12345
THE COMPANY NAME INC. - CLASS F	123,456,789,012.12345
THE COMPANY NAME INC. - 401 K	123,456,789,012.12345

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TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: ☒

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

02 0000000000

The Board of Directors recommends you vote FOR the following:

1. Election of Directors

Nominees	For	Against	Abstain
1a. Herbjørn Hansson	☐	☐	☐
1b. Andreas Ove Ugland	☐	☐	☐
1c. James Kelly	☐	☐	☐
1d. David Workman	☐	☐	☐
1e. Richard H. K. Vietor	☐	☐	☐
1f. Alexander Hansson	☐	☐	☐

The Board of Directors recommends you vote FOR proposals 2 and 3.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

JOB #

Signature (Joint Owners) Date

SHARES
CUSIP #
SEQUENCE #

0000430859_1 R1.0.1.18

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: The Notice & Proxy Statement is/are available at www.proxyvote.com

NORDIC AMERICAN TANKERS LIMITED
Annual Meeting of Shareholders
November 20, 2019 10:00 AM Local Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Herbjørn Hansson with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the common shares of NORDIC AMERICAN TANKERS LIMITED that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 10:00 AM, Local Time, on November 20, 2019, at the LOM Building, 27 Reid Street, Hamilton HM 11 Bermuda, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side

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